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                              January 10, 2022

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       2 Yitzhak Modai Street
       Rehovot, Israel 7608804

                                                        Re: Maris Tech Ltd.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-1
                                                            Filed December 29,
2021
                                                            File No. 333-260670

       Dear Mr. Bar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       General

   1. Please revise your definitions of "Units" to include the pre-funded units, where applicable, and
"securities" to include the units and pre-funded units. We note, as one example, the disclosure
regarding expected use of proceeds appears to address only
                                                        Units.
   2. Given the use of "and/or," your revisions to the prospectus cover page indicate that the underwriters may
purchase only warrants in exercising the over-allotment option rather than Units or
Pre-Funded Units. If that is not correct, and if the warrants will be sold only with the other
components of the Units or Pre-Funded Units, please revise accordingly.
 Israel Bar
Maris Tech Ltd.
January 10, 2022
Page 2
3. We note the exclusive forum provisions in Exhibits 4.6-4.9 and the jury trial waiver provisions in Exhibits 4.6 and 4.8. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If these provisions apply to
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit
         investors    ability to bring a claim in a judicial forum that they
find favorable, and that
         investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that these provisions in the exhibits state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Risk Factors
If you purchase securities in this offering, you will incur immediate and substantial dilution . . ., page 29

4. We note the reference to ordinary shares included as part of the pre-funded units. Please revise to reconcile the apparent inconsistency with the pre-funded unit composition
         (identified as pre-funded warrants and warrants), here and elsewhere in the prospectus, such as the dilution section.
Management, page 70

5. Please update your compensation disclosure as of the fiscal year ended December 31,
         2021. Refer to Item 6.B of Form 20-F.
Description of Share Capital, page 94

6. We note your disclosure on page 96 that, "There are no limitations on the right to own our securities." However, the description of the warrants and pre-funded warrants describes
FirstName LastNameIsrael Bar
       limitations on share ownership above certain thresholds. Please revise to reconcile this
Comapany    NameMaris
       apparent           Tech Ltd.
                  inconsistency. Also, if the pre-funded warrants are subject to the same 61-day period  as  the
January 10, 2022 Page 2warrants, please revise to state so directly.
FirstName LastName
 Israel Bar
FirstName
Maris TechLastNameIsrael  Bar
            Ltd.
Comapany
January  10,NameMaris
            2022       Tech Ltd.
January
Page  3 10, 2022 Page 3
FirstName LastName
Financial Statements Index, page F-1

7. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Angela Gomes